UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at February 19, 2008

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 19, 2007

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.northerndynasty.com

SUMMARY OF 2007 PEBBLE EAST DRILL HOLE ASSAY RESULTS

February 19, 2008, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX:NDM;AMEX:NAK) is pleased to provide a summary of assay results from the 2007 drill program at the Pebble Project, located in southwestern Alaska.

The 2007 drill program was highly successful with 157,000 feet of core drilling completed in 36 holes (numbered 6354 through 7389 and 7393). Drilling was focused on determining the overall size, copper-gold-molybdenum grade distribution and geometry of the world class Pebble East deposit. The 2007 drill holes intersected long intervals of high-grade copper-gold-molybdenum mineralization consistently exceeding 1% copper equivalent and the deposit remains open. An updated Pebble East resource estimate will be compiled by next week.

A Table of 2007 Pebble East Deposit Assay Results and a Drill Hole Location Plan are attached to his news release and posted on Northern Dynasty's website at www.northerndynasty.com. Highlights from 2007 drill holes include:

-Hole 7359 intersected 2228 feet grading 1.42% copper equivalent (CuEQ1) comprising 0.92% Cu, 0.50 g/t Au, 0.035% Mo. Included in this intersection is a 451 foot interval grading 1.93% CuEQ (0.95% Cu, 1.15 g/t Au, 0.051% Mo).

-Hole 7374 intersected 2449 feet grading 1.19% CuEQ (0.61% Cu, 0.42 g/t Au, 0.056% Mo). Included in this intersection is a 497 foot interval grading 1.67% CuEQ (0.83% Cu, 0.77 g/t Au, 0.065% Mo).

-Hole 7378 intersected 1846 feet grading 1.45% CuEQ (0.91% Cu, 0.70 g/t Au, and 0.021 Mo). Included in this intercept is a 366 foot interval grading 2.64% CuEQ (1.78% Cu, 1.15 g/t Au, and 0.033% Mo).

-Hole 7379 intersected 2560 feet grading 1.17% CuEQ (0.74% Cu, 0.33 g/t Au, 0.040% Mo). Included in this intercept is a 830 foot interval grading 1.69% CuEQ (1.31% Cu, 0.30 g/t Au, and 0.034% Mo).

-Hole 7381 intersected 2111 feet grading 1.37% CuEQ (0.77% Cu, 0.64 g/t Au, 0.037% Mo). Including in this intersection is a 911 foot interval grading 1.71% CuEQ (0.94% Cu, 1.00 g/t Au, 0.031% Mo).

-Hole 7384 intersected 1186 feet grading 1.27% CuEQ (0.74% Cu, 0.65 g/t Au, 0.026% Mo). Included in this intersection is a 266 foot interval grading 2.03% CuEQ (1.25% Cu, 1.07 g/t Au, 0.026% Mo).

-Hole 7386 intersected 2570 feet grading 1.17% CuEQ (0.66% Cu, 0.37 g/t Au, 0.049% Mo). Included in this intersection is a 1810 foot interval grading 1.30% CuEQ (0.71% Cu, 0.41 g/t Au, 0.059% Mo).

-Hole 7387 intersected 1961 feet grading 1.44% CuEQ (0.89% Cu, 0.67 g/t Au, 0.026% Mo). Included in this intersection is a 380 foot interval grading 1.75% CuEQ (0.93% Cu, 1.15 g/t Au, 0.025% Mo).

Drilling re-commenced at the Pebble Project site on February 13, 2008 with 5 rigs, ramping up to 12 rigs available by the end of June. The 2008 program will focus on Pebble East and consists of delineation drilling and infill drilling. Infill drilling is designed to upgrade the resource of a high grade portion of the deposit to an indicated category in preparation for pre-feasibility mine planning.

The copper, gold and molybdenum resources of the open pit style Pebble West deposit and the underground style Pebble East deposit rank with the most important metal accumulations in the world. The Pebble Partnership's goal is to optimize the design of the Pebble Project with regard to these mineral resources as well as social, environmental, and economic factors. The Pebble Partnership is thoroughly assessing Pebble East through drilling, engineering and environmental programs in order to integrate this important discovery into an overall pre-feasibility study that is optimal for a modern, long-life mine.

Mark Rebagliati , P.Eng., is the Qualified Person for the exploration and drilling programs for the Pebble Project and is supervising the quality control and quality assurance programs. Core logging and sampling are completed in the Pebble Partnership's secure facility at Iliamna, Alaska. The NQ-size core is sawn and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing, crushing and pulverizing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9001:2000 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper, molybdenum and 23 other elements are assayed by four acid digestion with an ICP-ES finish. The Pebble Partnership includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

For further details on Northern Dynasty and the Pebble Project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov. For details on the Pebble Limited Partnership visit the Partnership's website at www.pebblepartnership.com.

On behalf of the Board of Directors

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority has approved or disapproved the contents of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information about CuEQ
Copper equivalency or "CuEQ" is a manner of expressing poly-metallic deposits as a grade of the principal mineralization (by value). As used herein, gold and molybdenum values have been expressed as part of the copper grade. CuEQ as calculated herein is based on assumed metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum depend upon the completion of definitive metallurgical testing. Significant shifts in the relative values of these metals can significantly change the CuEQ.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

  TABLE OF 2007 PEBBLE EAST DEPOSIT ASSAY RESULTS
Drill Hole Number	Vertical Depth to Cretaceous (feet)	Hole Dip (degrees)	Hole Direction (degrees)		Intercept (metres)	From (feet)	To (feet)	Intercept (feet)	Cu %	Au2 g/t	Mo %	CuEQ[1] %
6354	1284	-90	0		214.9	3685	4390	705	1.23	0.29	0.020	1.52
6354	1284	-90	0	incl.	22.9	3685	3760	75	1.92	0.12	0.064	2.37
6354	1284	-90	0	incl.	78.9	4039	4298	259	1.43	0.50	0.016	1.82
6356	6327+	-80	0	Lost at 6425 feet - No assays
7357	1270	-90	0		512.1	1276	2956	1680	0.61	0.50	0.021	1.03
7357	1270	-90	0	incl.	155.5	2386	2896	510	0.78	0.79	0.036	1.46
7358	1205	-90	0	Anomalous results
7359	1967	-90	0		679.1	1967	4195	2228	0.92	0.50	0.035	1.42
7359	1967	-90	0	incl.	128.0	2707	3127	420	1.04	0.62	0.026	1.56
7359	1967	-90	0	incl.	137.5	3527	3978	451	0.95	1.15	0.051	1.93
7360	1082	-90	0		536.5	1698	3458	1760	0.53	0.43	0.038	1.00
7360	1082	-90	0	incl.	192.0	1698	2328	630	0.73	0.43	0.028	1.15
7360	1082	-90	0	and	51.8	1698	1868	170	0.81	0.72	0.016	1.33
7361	1198	-90	0		852.5	1198	3995	2797	0.39	0.43	0.035	0.85
7361	1198	-90	0	incl.	68.0	2252	2475	223	0.70	0.59	0.031	1.23
7362	986	-90	0		431.1	986	2400	1415	0.32	0.45	0.013	0.66
7363	1746	-90	0		159.3	1746	2268	523	0.53	0.48	0.035	1.02
7364	1083	-90	0		438.0	1083	2520	1437	0.32	0.47	0.015	0.68
7365	1275	-90	0		506.0	1280	2940	1660	0.53	0.45	0.036	1.00
7365	1275	-90	0	and	79.3	1280	1540	260	0.60	0.49	0.049	1.18
7365	1275	-90	0	incl.	106.7	2590	2940	350	0.53	0.90	0.034	1.26
7366	1567	-90	0		549.3	1567	3369	1802	0.66	0.39	0.019	1.00
7366	1567	-90	0	incl.	227.1	1567	2312	745	0.84	0.65	0.017	1.31
7366	1567	-90	0	and	108.5	1913	2269	356	0.78	0.95	0.017	1.43
7367	1326	-75	315		765.7	1383	3895	2512	0.51	0.44	0.024	0.92
7367	1326	-75	315	incl.	439.5	1383	2825	1442	0.64	0.46	0.015	1.00
7367	1326	-75	315	and	217.0	1383	2095	712	0.78	0.68	0.013	1.25
7367	1326	-75	315	and	107.3	1743	2095	352	0.82	0.97	0.012	1.46
7368	1826	-90	0		537.7	1826	3590	1764	0.52	0.53	0.030	1.00
7368	1826	-90	0	incl.	360.9	1826	3010	1184	0.62	0.70	0.030	1.21
7368	1826	-90	0	and	211.8	1955	2650	695	0.69	1.00	0.029	1.45
7368	1826	-90	0	and	79.3	2390	2650	260	0.57	1.70	0.019	1.68
7369	4744+	-90	0	Lost at 4744 feet - No assays
7370	1465	-90	0		681.2	1465	3700	2235	0.71	0.23	0.031	1.03
7370	1465	-90	0	incl.	442.0	2140	3590	1450	0.76	0.25	0.033	1.11
7370	1465	-90	0	and	51.8	2140	2310	170	1.28	0.09	0.024	1.48
7370	1465	-90	0	and	167.6	3040	3590	550	0.85	0.52	0.034	1.36
7371	1449	-90	0		807.1	1449	4097	2648	0.56	0.37	0.036	1.00
7371	1449	-90	0	incl.	575.5	1449	3337	1888	0.66	0.39	0.034	1.10
7371	1449	-90	0	and	27.4	2257	2347	90	0.94	0.71	0.029	1.53
7371	1449	-90	0	and	170.7	2617	3177	560	0.85	0.53	0.042	1.41
7372	2262	-75	315		432.5	2353	3772	1419	0.58	0.44	0.028	1.00
7372	2262	-75	315	incl.	274.0	2613	3512	899	0.66	0.46	0.033	1.12
7372	2262	-75	315	and	106.7	2613	2963	350	0.71	0.50	0.033	1.20
7373	1249	-90	0		710.2	1537	3867	2330	0.49	0.50	0.037	1.00
7373	1249	-90	0	incl.	213.1	2277	2976	699	0.62	0.75	0.038	1.29
7373	1249	-90	0	and	146.3	2277	2757	480	0.70	0.78	0.041	1.40
7374	1482	-90	0		746.5	1508	3957	2449	0.61	0.42	0.056	1.19
7374	1482	-90	0	incl.	401.4	1890	3207	1317	0.75	0.52	0.061	1.41
7374	1482	-90	0	and	151.5	2200	2697	497	0.83	0.77	0.065	1.67
7375	1476	-90	0		698.0	1486	3776	2290	0.73	0.16	0.042	1.08
7375	1476	-90	0	incl.	304.8	1486	2486	1000	0.89	0.17	0.037	1.21
7375	1476	-90	0	and	54.9	1486	1666	180	1.13	0.35	0.052	1.65
7376	2723	-90	0	Lost at 2777 feet - No assays
7377	1681	-90	0		806.5	1681	4327	2646	0.60	0.12	0.044	0.93
7377	1681	-90	0	incl.	599.2	1681	3647	1966	0.71	0.13	0.045	1.05
7377	1681	-90	0	and	301.8	1827	2817	990	0.90	0.15	0.039	1.22
7377	1681	-90	0	and	118.9	2347	2737	390	1.00	0.14	0.038	1.31
7378	2363	-90	0		562.7	2363	4209	1846	0.91	0.70	0.021	1.45
7378	2363	-90	0	incl.	245.7	2363	3169	806	1.41	1.31	0.023	2.31
7378	2363	-90	0	and	111.6	2363	2729	366	1.78	1.15	0.033	2.64
7379	1611	-75	315		780.3	1668	4228	2560	0.74	0.33	0.040	1.17
7379	1611	-75	315	incl.	653.8	1668	3813	2145	0.84	0.37	0.038	1.29
7379	1611	-75	315	and	253.0	1723	2553	830	1.31	0.30	0.034	1.69
7379	1611	-75	315	and	90.8	1723	2021	298	1.65	0.25	0.037	2.02
7380	1001	-75	270	Lost at 1290 feet - No assays
7381	1788	-90	0		643.4	1788	3899	2111	0.77	0.64	0.037	1.37
7381	1788	-90	0	incl.	277.7	1788	2699	911	0.94	1.00	0.031	1.71
7381	1788	-90	0	and	134.1	2259	2699	440	1.08	0.93	0.029	1.80
7382	1520	-90	0		737.3	1520	3939	2419	0.43	0.49	0.028	0.88
7382	1520	-90	0	incl.	213.4	2479	3179	700	0.51	0.77	0.030	1.14
7382	1520	-90	0	and	125.0	2639	3049	410	0.60	0.89	0.033	1.32
7383	1970	-90	0		109.4	1970	2329	359	0.73	0.75	0.014	1.25
7383	1970	-90	0		219.8	2478	3199	721	0.43	0.34	0.035	0.83
7384	1934	-90	0		361.5	1934	3120	1186	0.74	0.65	0.026	1.27
7384	1934	-90	0	incl.	196.9	1934	2580	646	0.95	0.97	0.022	1.65
7384	1934	-90	0	and	81.1	1934	2200	266	1.25	1.07	0.026	2.03
7385	1494	-90	0		797.1	1494	4109	2615	0.47	0.38	0.024	0.83
7385	1494	-90	0	incl.	168.6	1494	2047	553	0.72	0.40	0.013	1.03
7385	1494	-90	0	and	74.1	1494	1737	243	0.75	0.67	0.012	1.22
7385	1494	-90	0	incl.	160.0	2557	3082	525	0.46	0.64	0.027	0.99
7386	1041	-80	270		783.3	1387	3957	2570	0.66	0.37	0.049	1.17
7386	1041	-80	270	incl.	551.7	1947	3757	1810	0.71	0.41	0.059	1.30
7386	1041	-80	270	and	21.3	3047	3117	70	0.61	3.67	0.071	3.17
7387	2215	-75	270		597.7	2293	4254	1961	0.89	0.67	0.026	1.44
7387	2215	-75	270	incl.	188.1	2293	2910	617	1.21	0.48	0.016	1.59
7387	2215	-75	270	incl.	115.8	3234	3614	380	0.93	1.15	0.025	1.75
7388	2103	-90	0		444.1	2103	3560	1457	0.60	0.45	0.031	1.05
7388	2103	-90	0	incl.	205.7	2103	2778	675	0.83	0.74	0.025	1.40
7388	2103	-90	0	and	79.3	2218	2478	260	0.86	1.25	0.024	1.74
7389	1272	-90	0		418.2	1472	2844	1372	0.46	0.67	0.022	0.98
7389	1272	-90	0	incl.	37.2	1472	1594	122	0.56	1.56	0.032	1.66
7389	1272	-90	0	incl.	103.6	2144	2484	340	0.70	0.98	0.017	1.38
7393	1570	-90	0		640.1	1921	4031	2110	0.54	0.24	0.055	1.01
7393	1570	-90	0	incl.	112.8	1921	2291	370	0.72	0.17	0.052	1.13
7393	1570	-90	0	incl.	140.8	2918	3390	472	0.72	0.57	0.053	1.37

1 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold and US$6.00/lb for molybdenum.
Metallurgical recoveries and net smelter returns are assumed to be 100%. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo % x 132.28/22.05)
2 Au values > 5.0 g/t capped at 5.0 g/t.
Holes 7390M, 7391M and 7392M were drilled at Pebble West for geotechnical and metallurgical purposes

Northern Dynasty Minerals Ltd.

PEBBLE WEST DEPOSIT
Outline of Volume Containing 4.1B Tonnes
Measured+Indicated+Inferred Resource
(0.3% CuEQ Cut-Off) March 5, 2005
HIGHER GRADE TREND
OPEN
OPEN
N
7358
7357
7361
6350
7373
7371
6354
7362
7370
5331
7389
7365
6341
7375
6346
7382
7393
5336
7377
5324
5332
6344
7364
7385
4302
7366
7379
5337
4293
4301
5311
5330
5335
6343
5327
6349
7367
4136
4292
4303
7360
7381
5326
6338
5334
7363
7383
7388
7378
7372
7387
7384
6339
6342
7368
7376
7359
7374
6355
7369
7386
6348
7380
6356
6351
0
4,000
feet
PEBBLE EAST DEPOSIT
Outline of Volume Containing 3.4B Tonnes
Inferred Resource (0.6% CuEQ Cut-Off)
February 20, 2007

Pebble Project

Pebble Drill Hole Location Plan